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                United States Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2005

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                No   X
                              -----             -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

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This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the news release included in this Form 6-K contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the Company's new business plan and expansion strategy, acquisition of an equity stake in Thakral Corporation Ltd, convertible bond issue and status of the restructuring contemplated by the July 2003 Agreement, are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the Company's ability to control Guangxi Yuchai Machinery Company Limited ("Yuchai"), a subsidiary of the Company; changes in the capital markets and interest rates; political, economic and social conditions in China such as government policies with respect to foreign investment, economic growth, inflation and the availability of credit; the effects of competition in the diesel engine market; the effects of inflation; the ability of Yuchai to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future; the Company's ability to successfully implement the agreement the Company reached with Yuchai in July 2003; the effects of uncertainties in the Chinese legal system which could limit the legal protections available to foreign investors, including with respect to the enforcement of foreign judgments in China; and the effects of China becoming a member of the World Trade Organization. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that such expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


1.   Other Events

On February 7, 2005 in Singapore, the Company issued a news release announcing
(i) the adoption of a business diversification plan, (ii) the acquisition of an equity stake in Thakral Corporation Ltd, a China-focused electronics distribution company, (iii) the issuance of convertible bonds, and (iv) status of implementation of the July 2003 Agreement regarding Yuchai. A copy of the news release dated February 7, 2005 is attached hereto as Exhibit 1.1 and is incorporated herein by reference.


2.   Exhibit

1.1  Press Release of the Company dated February 7, 2005.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: February 7, 2005

                                 CHINA YUCHAI INTERNATIONAL LIMITED


                                 By: /s/ Philip Ting Sii Tien
                                     -------------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director

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                                  EXHIBIT INDEX

1.1  Press Release of the Company dated February 7, 2005.